

8x8 ANNOUNCES FOURTH QUARTER AND YEAR END 2004 RESULTS

SANTA CLARA, Calif. (May 27, 2004) – 8x8, Inc. (Nasdaq: EGHT) today announced financial results for its fourth quarter and fiscal year ended March 31, 2004.

Total revenues for the fourth quarter of fiscal 2004 were $2 million, compared with $2.9 million for the same period of the prior year. The net loss for the quarter was $1.5 million, or $0.04 per share, compared with a net loss of $3.8 million, or $0.13 per share for the same period last year.

Total revenues for the year ended March 31, 2004, were $9.3 million, compared with $11 million for fiscal 2003. The net loss for fiscal 2004 was $3 million, or $0.09 per share, compared with a net loss of $11.4 million, or $0.40 per share for fiscal 2003.

The decline in total revenues for the quarter and fiscal year ended March 31, 2004, as compared to the comparable periods in 2003, was attributable to the Company's transition from its legacy semiconductor business to the Packet8 voice over internet protocol (VoIP) and videophone service. Total revenues for the Company's Packet8 VoIP service and related equipment sales increased to $672,000 for the fourth quarter of fiscal 2004, compared with $363,000 for the third quarter of fiscal 2004. For the year ended March 31, 2004, Packet8 service revenues and related equipment sales approximated $1.3 million. As of March 31, 2004, the Company had approximately 11,000 activated Packet8 subscriber lines in service.

The Company's cash position increased to $14 million as of March 31, 2004, compared with $13.2 million for the third quarter of fiscal 2004 due to proceeds received from the exercise of warrants issued in the November 2003 private placement.

About 8x8, Inc.
8x8, Inc. offers the Packet8 voice over internet protocol (VoIP) and videophone communications service and Packet8 Virtual Office (www.packet8.net). For additional company information, visit 8x8's web site at www.8x8.com.

About Packet8 and Packet8 Virtual Office
Packet8 enables anyone with high-speed access to the Internet to sign up for voice over internet protocol (VoIP) and videophone communications service at http://www.packet8.net. Customers can choose a direct-dial phone number from any of the more than 270 area codes offered by the service, and then use an 8x8-supplied terminal adapter to connect any telephone to a broadband internet connection and make or receive calls from a regular telephone number. For $19.95/month, Packet8 subscribers can make unlimited calls to any telephone number in the United States and Canada, and unlimited calls to any other Packet8 subscriber anywhere in the world. Calls to non-Packet8 numbers outside the United States and Canada are charged at the additional per-minute rates available at http://www.packet8.net/about/international.asp. All Packet8

accounts come with voice mail, caller ID, call waiting, call waiting caller ID, call forwarding, hold, line-alternate, 3-way conferencing, web access to account controls, and real-time online billing.

Packet8 Virtual Office allows business users anywhere in the world to be part of a virtual PBX that includes auto attendants, conference bridges, extension-to-extension dialing, ring groups and a host of other business class PBX features, while still enjoying unlimited phone calls anywhere in the United States and Canada and the same low, per-minute international rates available in Packet8's residential plans. With Packet8 Virtual Office, each extension has its own direct dial telephone number which can be any telephone number on the Packet8 network, regardless of geographical location, and can make unlimited extension-to-extension calls anywhere in the world.

NOTE: 8x8, the 8x8 logo, Packet8, the Packet8 logo and Packet8 Virtual Office are trademarks of 8x8, Inc. All other trademarks are the property of their respective owners.

MEDIA RELATIONS CONTACT:
Joan Citelli
JCitelli@8x8.com
8x8, Inc.
(408) 316-1290

Financial Tables To Follow

8x8, Inc.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share amounts; unaudited)

	Three Months Ended March 31,		Twelve Months Ended March 31,	
	2004	**2003**	**2004**	**2003**
Product revenues	$ 731	$ 1,875	$ 2,679	$ 5,739
License and service revenues	1,239	1,032	6,629	5,264
Total revenues	1,970	2,907	9,308	11,003
Cost of product revenues	448	1,068	1,768	2,781
Cost of license and service revenues	651	624	2,594	1,509
Total cost of revenues	1,099	1,692	4,362	4,290
Gross profit	871	1,215	4,946	6,713
Operating expenses:				
Research and development	525	1,540	2,747	7,835
Selling, general and administrative	1,893	1,383	6,060	7,441
Restructuring and other charges	-	2,097	-	3,437
Total operating expenses	2,418	5,020	8,807	18,713
Loss from operations	(1,547)	(3,805)	(3,861)	(12,000)
Other income, net	15	27	822	597
Net loss	$ (1,532)	$ (3,778)	$ (3,039)	$ (11,403)
Net loss per share:				
Basic and Diluted	$ (0.04)	$ (0.13)	$ (0.09)	$ (0.40)
Weighted average number of shares:				
Basic and Diluted	38,105	28,460	32,546	28,386

8x8, Inc.
CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands, unaudited)

		March 31, 2004		March 31, 2003
ASSETS				
Current assets				
Cash and cash equivalents	$	13,249	$	3,371
Restricted cash		800		-
Short-term investments		-		208
Accounts receivable, net		608		1,290
Inventory		98		352
Other current assets		645		595
Total current assets		15,400		5,816
Property and equipment, net		158		841
Other assets		13		48
	$	15,571	$	6,705
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current liabilities				
Accounts payable	$	854	$	652
Accrued compensation		415		847
Accrued warranty		194		428
Deferred revenue		547		545
Other accrued liabilities		559		1,174
Income taxes payable		216		226
Total current liabilities		2,785		3,872
Contingently redeemable common stock		-		669
Total stockholders' equity		12,786		2,164
	$	15,571	$	6,705